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EXHIBIT (a)(1)(viii)

DOVER ACQUISITION CORP.
100 Spear Street, Suite 520
San Francisco, CA 94105

September 23, 2004

To the Stockholders of Dover Investments Corporation:

        Enclosed are materials relating to an offer by Dover Acquisition Corp. ("Purchaser"), a corporation formed by The Lawrence Weissberg Revocable Living Trust (the "Trust") and certain other former Dover stockholders, to purchase all of the issued and outstanding shares of Class A common stock and Class B common stock (collectively the "Shares") of Dover Investments Corporation ("Dover") not owned by Purchaser for a price of $30.50 per Share in cash. In order to sell your Shares, you must "tender" your Shares in accordance with the procedures set forth in the enclosed materials.

        The purpose of the tender offer is for Purchaser to purchase as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Dover and taking Dover private. If certain conditions are satisfied, immediately following Purchaser's purchase of Shares in the tender offer, Purchaser will merge with and into Dover. In the merger, each outstanding Share of Dover common stock that was not "tendered" (other than Shares held by Purchaser or Shares held by Dover stockholders who exercise and perfect their appraisal rights under Delaware law as described in the offer materials) will be converted into the right to receive $30.50 per Share in cash. Following the merger, the Trust and certain others who are now stockholders of Purchaser will continue as stockholders of Dover.

        A special committee of Dover's Board of Directors, comprised of directors independent of the Trust and the Purchaser, has reviewed the offer and has taken a neutral position with respect to the offer and the merger of the Purchaser with and into Dover, has taken no position as to whether the offer and the merger are fair to, and in the best interests of, the unaffiliated stockholders of Dover and does not make a recommendation as to whether the unaffiliated stockholders should accept the offer and tender their shares pursuant to the offer. Dover has filed with the Securities and Exchange Commission a "Solicitation/Recommendation Statement on Schedule 14D-9," a copy of which is also enclosed, which contains information concerning the position of the special committee and Dover as well as other important information. The individual members of the special committee have informed the Purchaser that they intend to tender any Shares they own pursuant to the offer.

        In addition to other conditions, consummation of the tender offer is conditioned upon the tender of a majority of the shares held by Dover's unaffiliated stockholders. Purchaser will not waive this condition. The tender offer also is conditioned upon Purchaser owning, upon consummation of the tender offer, at least 95% of the outstanding Dover Class A common stock and 95% the outstanding Dover Class B common stock. The offer is not subject to any financing condition.

        The enclosed tender offer materials include the Offer to Purchase and Letters of Transmittal for use in tendering your Shares. Those documents set forth more fully the terms and conditions of the tender offer and the merger.

        We urge you to read the tender offer materials and the 14D-9 statement in their entirety and consider them carefully before deciding whether to tender your Shares. You must make your own decision as to the acceptability of the offer and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

        Questions and requests for assistance may be directed to Mellon Investor Services LLC, as Depositary for this offer, at Mellon Investor Services LLC, Reorganization Department P.O. Box 3301 South Hackensack, New Jersey 07606 or call toll free at (800) 392-5792.

Sincerely,

Frederick M. Weissberg Chairman of the Board and President Dover Acquisition Corp.

Enclosures

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  EXHIBIT (a)(1)(viii)
DOVER ACQUISITION CORP. 100 Spear Street, Suite 520 San Francisco, CA 94105